Exhibit 21

Subsidiaries of UNB Corp.

Registrant	Percent of Ownership
I. UNB Corp.

A. United National Bank & Trust Co.	100%

(National Banking Association)

B. United Banc Financial Services, Inc.	100%

C. United Insurance Agency, Inc.	100%

D. United Mortgage Corporation	100%